
December 30, 2021

Steven Mento, Ph.D.
Executive Chairman and Interim Chief Executive Officer and President
Histogen Inc.
10655 Sorrento Valley Road, Suite 200
San Diego, CA 92121

      Re: Histogen Inc.
             Registration Statement on Form S-3
             Filed December 22, 2021
             File No. 333-261839

Dear Mr. Mento:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Larry Nishnick